

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Daphne Huang
Chief Financial Officer
TARO PHARMACEUTICAL INDUSTRIES LTD
3 Skyline Drive
Hawthorne, New York 10532

  Re: TARO PHARMACEUTICAL INDUSTRIES LTD
    Form 20-F for Fiscal Year Ended March 31, 2019
    Filed June 20, 2019
    File No. 001-35463

Dear Ms. Huang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences